Exhibit 4.1

March 28, 2007

$1,750,000,000 Senior Credit Facilities

Commitment Letter

United States Steel Corporation

600 Grant Street

Pittsburgh, PA 15219

Attention: Gretchen Haggerty

                Executive Vice President

                      & Chief Financial Officer

Ladies and Gentlemen:

You (the “Company”) have advised us that (i) you or your wholly-owned subsidiary propose to acquire (the “Acquisition”) a company you have identified to us (the “Target”), (ii) you may repay outstanding long-term debt securities of the Company and (iii) you are refinancing your existing revolving credit facility, and in that connection you have requested that J.P. Morgan Securities Inc. (“JPMorgan”) agree to structure, arrange and syndicate three senior credit facilities in an aggregate amount of $1,750,000,000 (each, a “Facility” and collectively, the “Facilities”), and that JPMorgan Chase Bank, N.A. (“JPMorgan Chase”) commit to provide the full amount of the Facilities and to serve as administrative agent for the Facilities.

JPMorgan is pleased to advise you that it is willing to act as sole and exclusive lead arranger and bookrunner for the Facilities.

Furthermore, JPMorgan Chase is pleased to advise you of its commitment to provide the full amount of the Facilities, upon the terms and subject to the conditions set forth or referred to in this commitment letter (the “Commitment Letter”) and in the Summary of Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”).

It is agreed that JPMorgan Chase will act as the sole and exclusive Administrative Agent, and that JPMorgan will act as the sole and exclusive Lead Arranger and Bookrunner (in such capacities, the “Lead Arranger”), for the Facilities. You agree that no other agents, co-agents arrangers or bookrunners will be appointed, no other titles will be awarded and no compensation will be paid in connection with the Facilities (other than, in each case, as expressly contemplated by the Term Sheet) unless you and we shall so agree.

We intend to syndicate the Facilities to a group of financial institutions (together with JPMorgan Chase, the “Lenders”) identified by us in consultation with you. JPMorgan shall commence syndication efforts promptly, and you agree to actively assist JPMorgan in completing a syndication satisfactory to both you and it. Such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from your existing lending relationships, (b) direct contact

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between senior management and advisors of the Company and the proposed Lenders, (c) assistance in the preparation of a Confidential Information Memorandum and other marketing materials to be used in connection with the syndication and (d) the hosting with JPMorgan of one or more meetings of prospective Lenders.

JPMorgan, in consultation with the Company, will manage all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and compensation to the Lenders. In acting as the Lead Arranger, JPMorgan will have no responsibility other than to arrange the syndication as set forth herein and shall in no event be subject to any fiduciary or other implied duties. To assist JPMorgan in its syndication efforts, you agree promptly to prepare and provide to JPMorgan and JPMorgan Chase all information with respect to the Company and the Target and the transactions contemplated hereby, including all historical financial information and projections (the “Projections”), as we may reasonably request in connection with the arrangement and syndication of the Facilities. You hereby represent and covenant that (a) all written information, other than the Projections, that has been or will be made available to JPMorgan or JPMorgan Chase by you or any of your representatives, taken as a whole (collectively, the “Information”), is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to JPMorgan or JPMorgan Chase by you or any of your representatives have been prepared in good faith based on reasonable assumptions (it being understood that the Projections are not to be viewed as facts and that actual results may differ significantly from the Projections and that no assurance can be given that the results set forth in the Projections will be realized). If, after the time the Information has been made available to JPMorgan and JPMorgan Chase and prior to the execution and delivery of the Credit Documentation (as defined below), events occur that cause the Information to be misleading in any material respect, you shall promptly advise JPMorgan and JPMorgan Chase. You understand that in arranging and syndicating the Facilities we may use and rely on the Information without independent verification thereof.

A consideration for JPMorgan Chase’s commitments hereunder and JPMorgan’s agreement to perform the services described herein, you agree to pay to each of them the nonrefundable fees set forth in the Fee Letter referred to below.

JPMorgan Chase’s commitment hereunder and JPMorgan’s agreement to perform the services described herein are subject to (a) our satisfaction that prior to and during the syndication of the Facilities there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Company without our consent, (b) the negotiation, execution and delivery on or before July 2, 2007 of mutually satisfactory definitive documentation with respect to the Facilities (such documentation, the “Credit Documentation”) and (c) the other conditions set forth or referred to in the Term Sheet. Any matters that are not covered by the provisions hereof and of the Term Sheet are subject to the approval and agreement of JPMorgan Chase, JPMorgan and the Company.

You agree (a) to indemnify and hold harmless JPMorgan Chase, JPMorgan, their affiliates and their respective officers, directors, employees, advisors, and agents (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Facilities, the use of the proceeds thereof, the Acquisition or any claim, litigation, investigation or proceeding relating to

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any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any legal expenses (including the fees and expenses of a single counsel, which counsel shall be selected (x) by mutual agreement of the indemnified person and the Company or (y) if no such agreement has been reached following good faith consultation with respect thereto, by the indemnified party) and other reasonable and documented out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court to arise from the breach of an express contractual undertaking by, or the willful misconduct, bad faith or gross negligence of, an indemnified person, and (b) to reimburse JPMorgan Chase, JPMorgan and their affiliates on demand for all reasonable and documented out-of-pocket expenses (including due diligence expenses, syndication expenses, travel expenses, and reasonable fees, charges and disbursements of counsel) incurred in connection with the Facilities and any related documentation (including this Commitment Letter, the Term Sheet and the definitive loan documentation) or the administration, amendment, modification or waiver thereof. If any action, suit or proceeding is brought against any indemnified person in connection with any claim for which it is entitled to indemnity hereunder, such indemnified person shall (i) promptly notify the Company in writing of such action, suit or proceeding and (ii) give the Company an opportunity to consult from time to time with such indemnified person regarding defensive measures and potential settlement. Notwithstanding any other provision of this Commitment Letter, the Company shall not be liable to pay any settlement effected without its written consent (which shall not be unreasonably withheld). No indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems or for any special, indirect, consequential or punitive damages in connection with the Facilities.

You acknowledge that JPMorgan Chase and its affiliates (the term “JPMorgan Chase” being understood to refer hereinafter in this paragraph to include such affiliates) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. Neither JPMorgan nor JPMorgan Chase will use confidential information obtained from you by virtue of the transactions contemplated by this letter or their other relationships with you in connection with the performance by JPMorgan or JPMorgan Chase of services for other companies, and neither JPMorgan nor JPMorgan Chase will furnish any such information to other companies. You also acknowledge that JPMorgan and JPMorgan Chase have no obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained from other companies.

In order to enable JPMorgan to bring relevant expertise to bear on its engagement under this Commitment Letter from among its global affiliates, you agree that JPMorgan may perform the services contemplated hereby in conjunction with its affiliates, and that any JPMorgan affiliates performing services hereunder shall be entitled to the benefits and subject to the terms of this Commitment Letter.

The Commitment Letter shall not be assignable by any party hereto without the prior written consent of each other party hereto (except, in the case of JPMorgan and JPMorgan Chase, to their respective affiliates, it being understood that any such affiliate shall be subject to the restrictions set forth in this sentence) (and any purported assignment without such consent, other than as described in the immediately preceding parenthetical, shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and any indemnified person (as defined above); provided that JPMorgan and

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JPMorgan Chase shall have the right, in their sole discretion, to syndicate the Facilities among commercial banks or other financial institutions or otherwise and to sell, transfer or assign all or any portion of, or interests or participations in, the Facilities and any notes issued in connection therewith. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you, JPMorgan Chase and JPMorgan. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission or portable document format shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the accompanying Fee Letter are the only agreements that have been entered into among us with respect to the Facilities and set forth the entire understanding of the parties with respect thereto. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheet nor the accompanying Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to your officers, employees, directors, agents and advisors who are directly involved in the consideration of this matter or (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof), provided, that the foregoing restrictions shall cease to apply (except with respect to the Fee Letter) after this Commitment Letter has been accepted by you.

The reimbursement, indemnification and confidentiality provisions contained herein shall remain in full force and effect regardless of whether the Facilities Documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or JPMorgan Chase’s commitment hereunder.

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If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet and the Fee Letter by returning to our counsel Davis Polk & Wardwell in New York, an executed counterpart hereof not later than 5:00 p.m., on March 30, 2007. JPMorgan Chase’s commitment and JPMorgan’s agreements herein will expire at such time if JPMorgan Chase has not received such executed counterpart in accordance with the immediately preceding sentence.

JPMorgan Chase and JPMorgan are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

JPMORGAN CHASE BANK, N.A.

By: /s/ James H. Ramage
Name: James H. Ramage
Title: Managing Director

J.P. MORGAN SECURITIES INC.

By: /s/ Bruce S. Borden
Name: Bruce S. Borden
Title: Executive Director

Accepted and agreed to as of

the date first written above:

UNITED STATES STEEL CORPORATION

By: /s/ L. T. Brockway
Name: L. T. Brockway
Title: Vice President & Treasurer

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Summary of Terms and Conditions

I.	Parties

	Borrower:	United States Steel Corporation (the “Borrower”).

	Sole Lead Arranger and Sole Bookrunner:	J.P. Morgan Securities Inc. ( “JPMorgan” and in such capacity, the “Lead Arranger”).

	Administrative Agent:	JPMorgan Chase Bank, National Association (“JPMCB” and, in such capacity, the “Administrative Agent”).

	Lenders:	A syndicate of banks, financial institutions and other entities, including JPMCB, arranged by the Lead Arranger (collectively, the “Lenders”).

II.	Credit Facilities

A. Revolving Credit Facility

	Type and Amount of Facility:	Five-year revolving credit facility (the “Revolving Credit Facility”) in the amount of $750,000,000 (the loans thereunder, the “Revolving Credit Loans”).

	Availability:	The Revolving Credit Facility shall be available on a revolving basis during the period commencing on the date of execution and delivery of definitive documentation with respect to such Facility (such date with respect to any Facility, the “Closing Date” for such Facility) and ending on the fifth anniversary thereof (the “Revolving Credit Termination Date”).

	Commitment Increase:	The Borrower may increase the commitments under the Revolving Credit Facility by an amount up to $200,000,000, either through increases in the commitments of existing Lenders at the time willing to do so or by the addition of any financial institution(s) reasonably acceptable to the Administrative Agent, the Issuing Lender(s) and the Borrower.

Letters of Credit:	A portion of the Revolving Credit Facility not in excess of $300,000,000 shall be available for the issuance of letters of credit the “Letters of Credit”) by JPMCB or another Lender (in such capacity, the “Issuing Lender”). No Letter of Credit shall have an expiration date after the earlier of (a) one year after the date of issuance and (b) five business days prior to the Revolving Credit Termination Date, provided that a later expiration date will be permitted so long as such Letter of Credit is cash collateralized and provided further that any Letter of Credit with a one-year tenor may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the outside date permitted by in clause (b) above).

Drawings under any Letter of Credit shall be reimbursed by the Borrower (whether with its own funds or with the proceeds of Revolving Credit Loans) on the same business day. To the extent that the Borrower does not so reimburse the Issuing Lender, the Lenders under the Revolving Credit Facility shall be irrevocably and unconditionally obligated to reimburse the Issuing Lender on a pro rata basis.

Competitive Loans:	The Borrower shall have the option to request that the Lenders bid for loans (“Competitive Loans”) bearing interest at an absolute rate or a margin over the LIBO Rate (as defined in Annex I), with specified maturities of not less than one month or more than six months. Each Lender shall have the right, but not the obligation, to submit bids at its discretion. The Borrower, by notice given four business days in advance in the case of eurodollar rate bids and one business day in advance in the case of absolute rate bids, shall specify the proposed date of borrowing, the interest period, the amount of the Competitive Loan and the maturity date thereof, the interest rate basis to be used by the Lenders in bidding and such other terms as the Borrower may specify . The Administrative Agent shall advise the Lenders of the terms of the Borrower’s notice, and, subject to acceptance by the Borrower, bids shall be allocated to each Lender in ascending order from the lowest bid to the highest bid acceptable to the Borrower. While Competitive Loans are outstanding, the available commitments under the Revolving Credit Facility shall be reduced by the aggregate amount of such Competitive Loans.

Initial Conditions:	The availability of the Revolving Credit Facility shall be conditioned upon satisfaction of the following conditions precedent:

(a) The conditions precedent set forth on Annex III hereto.

(b) There not occurring or becoming known to Administrative Agent any material adverse change with respect to the Borrower and its subsidiaries taken as a whole.

(c) The Borrower’s Amended and Restated Credit Agreement dated as of October 22, 2004 shall have been terminated.

On-Going Conditions:	The making of each extension of credit shall be conditioned upon (a) the accuracy of all representations and warranties in the Credit Documentation (including, without limitation, the material adverse change and litigation representations) and (b) there being no default or event of default in existence at the time of, or after giving effect to the making of, such extension of credit.

Purpose:	The proceeds of the Revolving Credit Loans shall be used for general corporate purposes of the Borrower and its subsidiaries.

Maturity:	The Revolving Credit Termination Date.

B. One-Year Term Loan Facility

Type and Amount of Facility:	One-year term loan facility (the “One-Year Term Loan Facility”) in the amount of $500,000,000 (the loans thereunder, the “One-Year Term Loans”).

Availability:	The One-Year Loan Facility shall be available for drawing in a single drawdown not later than October 1, 2007.

Initial Conditions:	(a) The conditions precedent set forth on Annex III hereto.

(b) There not occurring or becoming known to the Administrative Agent any material adverse change with respect to the Borrower and its subsidiaries taken as a whole.

Purpose:	The proceeds of the One-Year Term Loans may be used to pay the purchase price of the Acquisition and the related fees and transaction expenses, in part, or to refinance other long-term debt of the Borrower and its subsidiaries.

Maturity:	The first anniversary of the Closing Date.

Mandatory Prepayments/ Reductions:

Loans under the One-Year Term Facility shall be prepaid with 100% of the net cash proceeds of issuances of debt and equity securities of the Borrower and its subsidiaries after the Closing Date, subject to an exception for the refinancing of other long-term debt of the Borrower and other exceptions to be agreed.

C. Five-Year Term Loan Facility

Type and Amount of Facility:

Five-year term loan facility (the “Five-Year Term Loan Facility” and together with the One-Year Term Loan Facility, the “Term Loan Facilities”; the Term Loan Facilities together with the Revolving Credit Facility, the “Facilities”) in the amount of $500,000,000 (the loans thereunder, the “Five-Year Term Loans” and together with the Revolving Credit Loans and the One-Year Term Loans, the “Loans”).

Availability:	The Five-Year Term Loan Facility shall be available for drawing in a single drawdown not later than October 1, 2007.

Initial Conditions:	(a) The conditions precedent set forth on Annex III hereto.

(b) There not occurring or becoming known to the Administrative Agent any material adverse change with respect to the Borrower and its subsidiaries taken as a whole.

(c)    Consummation of the acquisition no later than October 1, 2007 in all material respects in accordance with applicable law and the Merger Agreement (which Merger Agreement shall not differ materially from the draft thereof dated March 27, 2007) without material waiver or amendment thereof unless consented to by the Administrative Agent (which consent shall not be unreasonably withheld, conditioned or delayed).

	Purpose:	The proceeds of the Five-Year Term Loans shall be used for the payment of the purchase price for the Acquisition and the related fees and transaction expenses.

	Maturity:	The fifth anniversary of the Closing Date with amortization in amounts of $25,000,000 to be payable on each anniversary of the Closing Date.

III.	Certain Payment Provisions

	Fees and Interest Rates:	As set forth on Annex I.

Optional Prepayments and Commitment Reductions:

Loans may be prepaid without penalty and commitments may be reduced by the Borrower in $25,000,000 minimum amounts, provided, that Competitive Loans may not be prepaid without the consent of the relevant Lender.

IV.	Certain Documentation Matters

	Representations and Warranties:	Shall include only the following:

Corporate Existence.

Corporate and governmental authorizations; no contravention; binding and enforceable agreements.

Financial information.

No material adverse change since 12/31/06, except as disclosed prior to the Closing Date.

Borrower and its subsidiaries have paid all taxes imposed upon them except for such taxes as are being contested in good faith and in cases where the failure to pay such taxes would not reasonably be expected to result in a material adverse change.

Except as set forth in the Borrower’s most recent reports filed with the SEC, the Borrower does not presently anticipate that remediation costs and penalties associated with environmental laws, to the extent not previously provided for, will result in a material adverse change.

Except as set forth in the Borrower’s most recent reports filed with the SEC, there is no action, suit, arbitration or other proceeding, inquiry or investigation, at law or in equity, pending against the Borrower or of which the Borrower has otherwise received official notice or which to the knowledge of the Borrower is threatened against the Borrower, wherein there is a reasonable possibility of an unfavorable decision, ruling or finding that would reasonably be expected to result in a material adverse change.

The Borrower is not an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act.

Compliance with ERISA except where non-compliance would not reasonably be expected to result in a material adverse change.

Adequacy of Disclosure.

Affirmative Covenants:	Shall include only the following:

Furnishing of information, including (without limitation), quarterly and annual financial statements, officer’s certificates regarding covenant compliance.

Furnishing notice of the occurrence of a Default or Event of Default together with a description of the action the Borrower shall employ to remedy the same.

Furnishing notice of any material adverse change (including, without limitation, circumstances arising in litigation, governmental investigations and environmental matters).

Maintenance of property; insurance coverage in such amounts and covering such risks as is usually carried by companies engaged in similar businesses.

Compliance with all applicable laws, rules and regulations, other than such laws, rules or regulations (a) the validity or applicability of which the Borrower or any Subsidiary is contesting in good faith or (b) the failure to comply with which would not reasonably be expected to result in a material adverse change.

The Borrower and its Subsidiaries will do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and the rights, licenses, permits, privileges, franchises, patents, copyrights, trademarks and trade names material to the conduct of its business; provided that the foregoing shall not prohibit any merger, consolidation, liquidation or dissolution that is otherwise permitted.

The Borrower and its Subsidiaries will maintain proper books and records and grant the Lenders the right to inspect their property and books and records at reasonable times and upon reasonable notice.

Financial Covenants:	Minimum interest coverage (EBITDA/Interest) of 2:1. Maximum leverage (Debt/EBITDA) of 3.25:1.

Negative Covenants:	Shall include only the following:

Neither the Borrower nor any Subsidiary will create or suffer to exist any lien on any of its assets except (i) existing liens, (ii) certain purchase money liens, (iii) liens existing on assets at the time of the acquisition of such assets, (iv) liens in connection with consignment arrangements, (v) liens arising in connection with permitted receivables financings, (vi) liens on assets of foreign subsidiaries, (vii) certain liens arising in the ordinary course and not in connection with financing transactions, (viii) liens arising in connection with a refinancing, extension, renewal or refunding of any permitted lien, (ix) liens to secure debt owing to the Borrower or a subsidiary of Borrower, (x) liens securing obligations in connection with governmental bonds issued to finance the cost of pollution control facilities and (xi) liens not otherwise permitted on assets other than domestic inventory in an amount not to exceed 10% of Consolidated Net Tangible Assets.

No mergers or consolidations by the Borrower (unless (a) before and after giving effect thereto, no Default has occurred and is continuing and (b) the Borrower is the person surviving such transaction or is another entity organized under the laws of a state of the United States that assumes the Borrower’s obligations under the credit agreement pursuant to satisfactory instrument of assumption).

Events of Default:	Shall include only the following:

Nonpayment of principal under the Facilities when due.

Nonpayment of interest or other amounts under the Facilities within five business days of becoming due.

Any representation and warranty made in the Credit Documentation shall prove to be false or misleading in any material respect when made or deemed made.

Breaches of covenants set forth in the Credit Documentation subject, in the case of affirmative covenants that are capable of being remedied, to a 30-day grace period after the earlier of actual knowledge and notice.

Failure to make any payment with respect to any other material debt (i.e., debt with an aggregate principal amount in excess of $100,000,000) when due or within any applicable grace period; or any event or condition shall exist which permits the holder to cause acceleration of the maturity of any other material debt and shall continue uncured and unwaived for the longer of the applicable grace period or five business days; or the maturity of any other material debt shall be accelerated.

Certain bankruptcy events (subject, in the case of involuntary bankruptcy, to a 60 day grace period).

The occurrence of certain ERISA events that would reasonably be expected to result in a material adverse change.

The imposition of any unpaid judgments in excess of $100,000,000 (which continue for a period of 30 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect).

Change in Control:	Upon the happening of a Change in Control, each Lender shall have the right to terminate its Commitments. declare its Loans due and payable and receive a payment from Borrower equal to the principal amount of its Loans outstanding plus interest thereon.

Voting:	Amendments and waivers with respect to the Credit Documentation shall require the approval of Lenders holding more than 50% of the aggregate amount of the Loans and unused commitments under the applicable Facility, except that (a) the consent of each Lender directly affected thereby shall be required with respect to (i) reductions in the amount or extensions of the scheduled date of maturity of any Loan, (ii) reductions in the rate of interest or any fee or extensions of any due date thereof and (iii) increases in the amount or extensions of the expiry date of any Lender’s commitment and (b) the consent of 100% of the Lenders shall be required with respect to modifications to any of the voting percentages.

Assignments and Participations:	The Lenders shall be permitted to assign all or a portion of their loans and commitments with the consent, not to be unreasonably withheld, of (a) the Borrower, unless (i) the assignee is a Lender, an affiliate of a Lender or an approved fund or (ii) an Event of Default has occurred and is continuing, (b) the Administrative Agent and (c) the Issuing Bank(s). In the case of partial assignments (other than to another Lender, to an affiliate of a Lender or an Approved Fund), the minimum assignment amount shall be $5,000,000, unless otherwise agreed by the Borrower and the Administrative Agent.

The Lenders shall also be permitted to sell participations in their Loans. Participants shall have the same benefits as the Lenders with respect to yield protection and increased cost provisions. Voting rights of participants shall be limited to those matters with respect to which the affirmative vote of the Lender from which it purchased its participation would be required as described under “Voting” above. Pledges of Loans in accordance with applicable law shall be permitted without restriction. Promissory notes shall be issued under the Revolving Credit Facility only upon request.

Yield Protection:	The Credit Documentation shall contain customary provisions (a) protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and from the imposition of or changes in withholding or other taxes (subject to customary limitations) and (b) indemnifying the Lenders for “breakage costs” incurred in connection with, among other things, any prepayment of a Eurodollar Loan (as defined in Annex I) on a day other than the last day of an interest period with respect thereto and any prepayment of a Competitive Loan.

Expenses and Indemnification:	The Borrower shall pay (a) all reasonable out-of-pocket expenses of the Administrative Agent and the Lead Arranger associated with the syndication of the Facilities and the preparation, execution, delivery and administration of the Credit Documentation and any amendment or waiver with respect thereto (including the reasonable fees, disbursements and other charges of counsel) and (b) all out-of-pocket expenses of the Administrative Agent and the Lenders (including the fees, disbursements and other charges of counsel) in connection with the enforcement of the Credit Documentation.

The Administrative Agent, the Lead Arranger and the Lenders (and their affiliates and their respective officers, directors, employees, advisors and agents) will have no liability for, and will be indemnified and held harmless against, any loss, liability, cost or expense incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof (subject to customary limitations).

Governing Law and Forum:	State of New York.

Counsel to the Administrative Agent and the Lead Arranger:	Davis Polk & Wardwell.

Annex I

Interest and Certain Fees

Interest Rate Options:	The Borrower may elect that the Loans (other than Competitive Loans) comprising each borrowing bear interest at a rate per annum equal to:

the ABR; or

the Adjusted LIBO Rate plus the Applicable Margin.

As used herein:

“ABR” means the higher of (i) the rate of interest publicly announced by JPMCB as its prime rate in effect (the “Prime Rate”) and (ii) the federal funds effective rate from time to time plus 0.5%.

“Adjusted LIBO Rate” means the LIBO Rate, as adjusted for statutory reserve requirements for eurocurrency liabilities.

“Applicable Margin” means a percentage determined in accordance with the pricing grid attached hereto as Annex I-A.

“LIBO Rate” means the rate at which eurodollar deposits in the London interbank market for one, two, three or six months (as selected by the Borrower) are quoted on the Telerate screen.

Interest Payment Dates:	In the case of Loans bearing interest based upon the ABR (“ABR Loans”), quarterly in arrears.

In the case of Loans bearing interest based upon the Adjusted LIBO Rate (“Eurodollar Loans”), on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

Facility Fees:	The Borrower shall pay a facility fee, calculated at the applicable rate per annum determined in accordance with the pricing grid attached hereto as Annex I-A, on the average daily amount of the Revolving Credit Facility (whether used or unused), payable quarterly in arrears.

Commitment Fee:

The Borrower shall pay a commitment fee at the rate of 0.05% per annum on the undrawn amount of the commitments under each Term Loan Facility, payable with respect to each Term Loan Facility upon the earlier of (i) the funding of such Term Loan Facility and (ii) termination of the commitments thereunder.

Letter of Credit Fees:

The Borrowers shall pay a commission on all outstanding Letters of Credit at a per annum rate equal to the Applicable Margin then in effect with respect to Eurodollar Loans on the face amount of each such Letter of Credit. Such commission shall paid to the Administrative Agent quarterly in arrears to be distributed ratably among the Lenders participating in the applicable letter of credit.

Default Rate:

At any time when the Borrower is in default in the payment of any amount of principal due under any Facility, such amount shall bear interest at 2% above the rate otherwise applicable thereto. Overdue interest, fees and other amounts shall bear interest at 2% above the rate applicable to ABR Loans.

Rate and Fee Basis:

All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of ABR Loans the interest rate payable on which is then based on the Prime Rate) for actual days elapsed.

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Annex I-A

Pricing Grid

(bps)

Revolving Credit Facility

Ratings[1]	Facility Fee	Applicable Margin
Baa1/BBB+	8.0	27.0
Baa2/BBB	10.0	40.0
Baa3/BBB-	12.5	50.0
Ba1/BB+	15.0	72.5
Lower	20.0	105.0

Term Loan Facilities

Ratings[1]	Applicable Margin
Baa1/BBB+	35.0
Baa2/BBB	50.0
Baa3/BBB-	62.5
Ba1/BB+	87.5
Lower	125.0

[1]	Except as expressly provided, based upon the higher of Moody’s and S&P ratings, unless split by more than one notch, in which case based upon a rating one notch higher than the lower of the two.

Annex II

Certain Definitions

“Consolidated EBITDA” means, for any period, net income (or net loss) (before discontinued operations) plus the sum of (a) consolidated interest expense, (b) income tax expense, (c) depreciation expense, (d) amortization expense, and (e) any non-cash losses or expenses from any unusual, extraordinary or otherwise non-recurring items, including but not limited to (i) aggregate foreign exchange losses included in “other expense” and (ii) losses from minority interest, and minus (x) consolidated interest income and (y) the sum of the amounts for such period of any income tax benefits and any income or gains from any unusual, extraordinary or otherwise non-recurring items, including but not limited to (i) aggregate foreign exchange gains included in “other income” and (ii) income from minority interest; in each case determined on a consolidated basis for the Borrower and its Subsidiaries and in the case of items (a) through (e) and items (x) and (y), to the extent such amounts were included in the calculation of net income. For the purpose of calculating Consolidated EBITDA for any period, if during such period the Borrower or any Subsidiary shall have made an acquisition or a disposition, Consolidated EBITDA for such period shall be calculated after giving pro forma effect thereto as if such acquisition or disposition, as the case may be, occurred on the first day of such period.

“Consolidated Net Tangible Assets” means at any time, the aggregate amount of assets (less applicable reserves and other properly deductible items) of the Borrower and its consolidated Subsidiaries adjusted for inventories on the basis of cost (before application of the “last-in first-out” method of determining cost) or current market value, whichever is lower, and deducting therefrom (a) all current liabilities of such corporation and its consolidated Subsidiaries except for (i) notes and loans payable, (ii) current maturities of long-term debt and (iii) current maturities of obligations under capital leases and (b) all goodwill, trade names, patents, unamortized debt discount and expenses of such corporation and its consolidated Subsidiaries (to the extent included in said aggregate amount of assets) and other like intangibles, all as set forth in the most recent consolidated balance sheet of the Borrower and its consolidated Subsidiaries, delivered to the Administrative Agent, computed and consolidated in accordance with GAAP.

“material adverse change” means any event, development or circumstance that has had or would reasonably be expected to have a material adverse effect on (a) the business, operations or financial condition of the Borrower and its subsidiaries taken as a whole or (b) the validity or enforceability of any of the Credit Documentation or the rights or remedies of the Administrative Agent and the Lenders thereunder.

“Subsidiary” of a person means a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned directly, or indirectly through one or more intermediaries, or both, by such person. Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to a Subsidiary or Subsidiaries of the Borrower.

Annex III

Initial Conditions:

The availability of the each Facility shall be conditioned upon satisfaction of, among other things, the following conditions precedent on or before July 2, 2007:

(a)	The parties shall have executed and delivered mutually satisfactory definitive financing documentation with respect to the each Facility (the “Credit Documentation”).

(b)	The Lenders, the Administrative Agent and the Lead Arranger shall have received all fees required to be paid, and all expenses for which invoices have been presented, on or before the Closing Date.

(c)	The Lenders shall have received such legal opinions, documents and other instruments as they may reasonably request.